UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number:  001-41445

Jianzhi Education Technology Group Company Limited

15/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

+86 10 58732560

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into Material Agreement

On January 19, 2026, Jianzhi Education Technology Group Company Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act of 1933, as amended) (the “Purchasers”) for a private placement (the “Private Placement”) of (i) 300,240,000 Class A ordinary shares with par value of $0.0001 each and (ii) 600,480,000 Warrants (the Warrants, and the Class A ordinary shares underlying the Warrants, the Warrant Shares), each to purchase one (1) Class A ordinary share at an initial exercise price of $0.0117 per Class A ordinary share that equals to $0.7 per ADS divided by 60 which is the number of of Class A ordinary shares representing 1 ADS, provided that in no event shall the exercise price be lower than $0.0033 per Class A ordinary share that equals to $0.20 per ADS divided by 60 (the “Floor Price”).

Pursuant to the Securities Purchase Agreement, on the seventh (7th) calendar days after the issuance date (the “Initial Exercise Date”) of the Warrant, the exercise price of the Warrants shall be adjusted to 20% of the “Minimum Price” as defined in Nasdaq Listing Rule 5635(d), which is the lower of (i) the official closing price of the ADSs as reported on Nasdaq.com immediately preceding the signing of the Purchase Agreement; or (ii) the average official closing price of the ADSs for the five trading days as reported on Nasdaq.com immediately preceding the signing of the Securities Purchase Agreement, divided by 60 which is the number of Class A ordinary shares representing 1 ADS. In addition, upon such reset of the exercise price, the number of Warrant Shares issuable immediately prior to such reset shall be adjusted to the number of Class A ordinary shares determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such reset and dividing the product thereof by the exercise price resulting from such reset.

The Warrants are exercisable upon issuance and will expire five years from their Initial Exercise Date. The Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for the resale of the Warrant Shares. In addition, starting on the 21st calendar days following the Initial Exercise Date, the holder of the Warrant may alternatively exchange all, or any part, of the Warrants into such aggregate number of Class A Ordinary Shares equal to the product of (x) 0.95 and (y) such aggregate number of Warrant Shares underlying such portion of the Warrants to be exercised.

The exercise price of the Warrants is subject to further adjustment including dividends and distribution in-kind, share splits, share combination, and share issuance by reclassification. If at any time on or after the issuance of the Warrants, there occurs any share split, reverse share split, dividend and distribution in-kind, or issuance by reclassification involving the Class A Ordinary Shares (each, a “Share Combination Event”), then in each case the exercise price of the Warrants shall be multiplied by a fraction of which the numerator shall be the number of Class A Ordinary Shares (excluding treasury shares, if any) outstanding immediately before the Share Combination Event and of which the denominator shall be the number of Class A Ordinary Shares outstanding immediately after such event, and the number of Warrant Shares shall be proportionately adjusted such that the aggregate exercise price of the Warrants shall remain unchanged. Such adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of dividends and distribution in-kind, share splits, share combination, and issuance by reclassification.

The closing of the Private Placement occurred on January 19, 2026, when all the closing conditions of the Securities Purchase Agreement have been satisfied. The Company issued the Shares and Warrants in exchange for gross proceeds of $3,502,800, before the deduction of customary expenses. The net proceeds to the Company from such Private Placement shall be used by the Company for working capital and general corporate purposes.

The Shares and Warrants were issued in reliance on Regulation S promulgated under the Securities Act of 1933, as amended, and the Purchasers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares or Warrants for the account or benefit of any U.S. person.

The foregoing description of the Warrants and the Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, forms of which are attached hereto as Exhibits 4.1 and 10.1 and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrants
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianzhi Education Technology Group Company Limited

Date: January 26, 2026	By:	/s/ Yong Hu
	Name:	Yong Hu
	Title:	Director and Chief Executive Officer

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